Exhibit B(ii)

STYLE SELECT SERIES, INC.

AMENDMENT NO. 1 TO THE BY-LAWS

The By-Laws of Style Select Series, Inc. (the “Corporation”), formerly SunAmerica Style Select Series, Inc., shall be amended in the following respect:

The name of the Corporation shall be Style Select Series, Inc.

IN WITNESS WHEREOF, I have hereunto set my hand this 20th day of August, 1996.

By:
Robert M. Zakem, Secretary
Style Select Series, Inc.